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

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-1                              -----------------------------------
                                                                                    OMB APPROVAL
              Certificate of Accounting of Securities and Similar           -----------------------------------
                 Investments of a Management Investment Company                OMB Number:       3235-0359
                          in the Custody of Members of                         Expires:      July 31, 1991
                          National Securities Exchanges                        Estimated average burden
                                                                               hours per response . . . .0.05
                   Pursuant to Rule 17f-1 [17 CFR 270.17f-1]
                                                                             ----------------------------------

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
1. Investment Company Act File Number:                                 Date examination completed:

801 - 811-1920                                                              SEPTEMBER 30, 2001

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2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY  108960       NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
 -----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

      Stralem Fund
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4. Name under which business is conducted, if different from above:

      N/A
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5. Address of principal place of business (number, street, city, state, zip code):

      645 Madison Avenue, New York, NY  10022
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INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

The estimated average burden hours are made solely for purposes of the Paperwork
Reduction Act and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S.
Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C.,
20549 and Gary Waxman, Clearance Officer.


INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Fund
      and
The Securities and Exchange Commission


We have examined management's assertion about Stralem Fund's (the "Fund") compliance, as it relates to the Stralem Equity Fund Series, with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of September 30, 2001 and during the period July 1, 2001 through September 30, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001 and, with respect to agreement of security purchases and sales, for the period July 1, 2001 through September 30, 2001.

- Confirmation of all securities with the custodian broker, BNY Clearing Services LLC, without prior notice to management.

-    Reconciliation of all such securities to the books and records of the Fund.

- Agreement of one security purchased and three securities sold (which represents 100% of the sales) from the books and records of the Fund to the broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2001 and during the period July 1, 2001 through September 30, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




New York, New York
October 4, 2001

STRALEM EQUITY FUND

                                      645 Madison Avenue, New York,NY 10022-1010
                                                       TELEPHONE: (212) 888-8123
                                                             FAX: (212) 888-8152






                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

         We, as members of management of Stralem Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Equity Fund series. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2001. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2001, and from July 1, 2001 through September 30, 2001, with respect to securities reflected in the investment account of the Fund.

     Stralem Equity Fund



     By /s/ PHILIPPE E. BAUMANN
        ------------------------------
        Philippe E. Baumann, President/Trustee

INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Fund
     and
The Securities and Exchange Commission


We have examined management's assertion about Stralem Fund's (the "Fund") compliance, as it relates to the Stralem Fund Series, with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of September 30, 2001 and during the period July 1, 2001 through September 30, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001 and, with respect to agreement of security purchases and sales, for the period July 1, 2001 through September 30, 2001.

- Confirmation of all securities with the custodian broker, BNY Clearing Services LLC, without prior notice to management.

-    Reconciliation of all such securities to the books and records of the Fund.

- Agreement of one security purchased and three securities sold (which represents 100% of the sales) from the books and records of the Fund to the broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsection (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2001 and during the period July 1, 2001 through September 30, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




New York, New York
October 4, 2001

STRALEM FUND

                                      645 Madison Avenue, New York,NY 10022-1010
                                                       TELEPHONE: (212) 888-8123
                                                             FAX: (212) 888-8152




                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

          We, as members of management of Stralem Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Fund series. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2001. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2001, and from
     July 1, 2001 through September 30, 2001, with respect to securities reflected in the investment account of the Fund.


     Stralem Fund




     By /s/ PHILIPPE E. BAUMANN
        ------------------------------
        Philippe E. Baumann, President/Trustee